June 18, 2008

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549-0504

Attention: Mr. James O’Connor

VIA EDGAR AND OVERNIGHT MAIL

Re:	Registrant: Natixis Funds Trust II
File Nos.: 2-11101; 811-00242
Filing Type: Post-Effective Amendment to Registration Statement

Dear Mr. O’Connor:

Per your request, please find below our responses on behalf of Natixis Funds Trust II (the “Trust”) to your comments on Post-Effective Amendment No. 133 relating to the registration of shares of the Delafield Select Fund (the “Fund”), filed on April 11, 2008. You provided your comments in a telephone call on June 4, 2008. Each one of your comments is repeated below, followed by the Trust’s response.

Prospectus

Principal Investment Strategies

1.	Comment. Is there a limit on the amount that may be invested in securities issued as part of privately negotiated transactions between an issuer and one or more purchasers?

Response. Currently, there is no explicit percentage limit on the amount that may be invested in securities issued as part of privately negotiated transactions between an issuer and one or more purchasers. The Predecessor Fund does not currently invest in such securities. The Fund does not currently intend to invest in such securities, and disclosure regarding such securities and other non-principal investment strategies has been moved to the Fund’s Statement of Additional Information.

Fund Fees & Expenses

2.	Comment. Provide the maximum sales charge (load) imposed on purchases (as a percentage of offering price) for Class A shares.

Response. The maximum sales charge (load) imposed on purchases (as a percentage of offering price) for Class A shares is 5.75%, and will be disclosed in the “Shareholder Fees” table that appears in the Class AC prospectus.

3.	Comment. Will the subcaption “Acquired Fund Fees and Expenses” be included in the Annual Fund Operating Expenses table on page 7 of the Class AC prospectus?

Response. The Fund does not intend to invest in any securities of “Acquired Funds.” Therefore, the subcaption “Acquired Fund Fees and Expenses” has not been included in the Annual Fund Operating Expenses table.

More About Risk

4.	Comment. To what extent does the Fund intend to invest in derivative securities?

Response. The Fund does not currently expect to invest in derivative securities to a significant extent.

Securities Lending

5.	Comment. When the Fund lends its securities, does it give up its voting rights on such securities?

Response. The Fund does not generally retain voting rights when securities are out on loan; however, the Fund retains the ability to recall securities on loan in order to vote them when the Adviser believes that doing so is appropriate under the circumstances.

How Fund Shares are Priced

6.	Comment. Does the Fund periodically evaluate its fair valuation methodology?

Response. The Trust’s Board of Trustees reviews and approves the Fund’s Securities Pricing Policies and Procedures on an annual basis.

In connection with the above-referenced filing, we acknowledge that:

•	The Fund is responsible for the adequacy and accuracy of the disclosure in the above-referenced filing;
•

Division of Investment Management staff (“Staff”) comments or changes to disclosure in response to Staff comments in the filing reviewed by the Staff do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the above-referenced filing; and

•	The Fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, we understand that the Division of Enforcement of the Commission has access to all information provided to the Staff in its review of the above-referenced filing or in response to the Division of Investment Management’s comments on the filing.

If you have any questions or require any clarification concerning the foregoing, please call me at 617-449-2818.

Very truly yours,

/s/ John M. DelPrete

John M. DelPrete

Assistant Secretary

Natixis Funds Trust II

cc:	Naomi Friedland-Wechsler, Esq.

Russell L. Kane, Esq.

Michael G. Doherty, Esq.

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